Results for the First Half of 2007

 July 26, 2007

Maurice Lévy, Chairman and CEO, presented the first half 2007 financial statements and management report to the Supervisory Board, chaired by Mrs Elisabeth Badinter, at its meeting on Tuesday, July 24, 2007.

“Organic growth in the second quarter, and for the first half as a whole, does not reflect what Publicis Groupe has regularly achieved nor its potential.

In contrast to this modest organic growth, however, all other indicators again showed improvement: new business, margin, free cash flow and level of debt. This clearly illustrates the capabilities and the potential of Publicis Groupe.

Organic growth is the most frequently watched indicator, although it sometimes tends to mask the weaknesses or strengths of a company. A combination of factors interfered with our organic growth during the first half:

- a particularly high and unfavorable base of comparison due to clients lost at the end of 2005 and in 2006, resulting in a high billing level during the first half-year of 2006 – in particular with Publicis Worldwide (HPPC, Sprint) and Leo Burnett (US Army, Cadillac).

- problems specific to the pharmaceutical sector led to the cancellation of substantial campaigns, in particular with Publicis Healthcare and Publicis Events.

- an excellent level of new business, which nevertheless has not yet been translated in revenues. Publicis Groupe ranks first in Lehman’s score-card for the month of June and for the entire first half-year.

None of these problems encountered during the first half-year are of a structural nature. They were the result of issues that for the most part have already been resolved.

Leo Burnett, which experienced difficulties long before its acquisition by our Groupe, has recovered its dynamism by significantly modifying its structure: the integration of Arc provides an innovative response to advertisers’ needs. Buick, GMC and Comcast wins are examples of this initial success.

I am very confident in the success of this offer that we are currently expanding.

The Publicis Worldwide network has also undergone significant changes that are now starting to pay off. After a few difficult years, Publicis Conseil (France) is showing improvement with some real achievements under its belt: significant expansion of collaboration with long-standing clients, new business wins from BNP Paribas (retail banking) and the global account of Cap Gemini. The impressive success of our American teams should also be noted, with remarkable global account wins of Citi and Oral B.

I would like to highlight our profit margin for the first half of 2007. On a comparable basis, that is to say excluding the effects of Digitas, our profit margin equalled 15.3% compared with 15.2% previously – and this despite a modest level of organic growth. This should allow us to easily achieve our objective of 16.7% for 2008, meaning that we are raising our target in light of the dilutive effect of Digitas’ relatively smaller margin, as well as acquisitions in the digital sector.

Allow me to explain the reasons for my confidence in our future success. While first half growth was not as high as normal and full-year growth, as things stand now, will likely be between 4% and 5%, many factors are extremely positive:

  Our new business is very healthy, with more than USD 3.5 billion in the first half. Publicis Groupe is ranked First in the Lehman Brothers score-card for the month of June and over the entire first half. Our teams are fully committed to creating profitable growth.
  Above all, we were the first to recognize the major changes within the digital/interactive/mobile sector and were also the first to take strategic steps with the acquisition of Digitas. This trend was then followed by Google, Microsoft and others…

Our efforts in the digital sector are impressive: from numerous investments to changes in our approach with advertisers, to innovations focused on creative work and consumers (Blogband, Honeyshed…).

With a new and strong increase in our cash position and a solid balance sheet, we are in a leading position to respond to the ongoing transformation of communications and marketing. This is because we are well ahead of the pack in building a comprehensive offering of unparalleled world-class services.

Along with the exceptional performances of our creative teams acclaimed by juries all over the world, these are the reasons for my optimism.”

Maurice Lévy Chairman and CEO of Publicis Groupe

Key Figures

		Variation
	1st Half 2007	1er Half 07/06

(EUR million)
Revenue	2,248	+ 6%
Organic growth	+ 1.6%	-
Operating margin	337	+ 4%
Operating margin as a % of revenue	15.0%	- 20bp
Operating margin as a % of revenue (excluding Digitas)	15.3%	+ 10bp
Net income	198	+ 1%
Free Cash Flow (excluding WCR variation)	295	+ 36%

Net debt to equity ratio	0,43	-

Headline diluted EPS (euro per share)	0.92	+ 1%
Diluted EPS (euro per share)	0.89	+ 1%

The figures for the first half of 2007 are a study in contrasts: growth that hardly corresponds to Publicis Groupe’s potential alongside excellent performance with respect to margins and cash-flow. As anticipated by the Groupe, performance in the second quarter was hindered by slower economic growth in the United States and the fear of a significant depreciation of the dollar. The result was modest growth to which we are not accustomed and that does not reflect the Groupe’s capabilities.

The operating margin rate was 15%, compared to 15.2% during the first half 2006. Groupe share of net income was EUR 198 million, slightly higher than net income for the first half 2006. Excluding Digitas, and despite very modest growth, the margin increased to 15.3% compared to 15.2% last year.

Net debt was EUR 965 million at June 30, 2007, compared to EUR 532 million at June 30, 2006. During the first six months of the year the debt rose by EUR 744 million. The acquisition of Digitas increased the Groupe’s debt by EUR 779 million. Excluding Digitas, net debt at the end of June was, for the first time, lower than it was in December. Free Cash Flow, excluding variations in working capital was EUR 295 millions, representing an impressive 36% increase over the same period in 2006.

In terms of its creative work, Publicis Groupe achieved remarkable results during the 54th Cannes International Advertising Festival by winning 93 Lions and placing second after Omnicom. Publicis Groupe obtained nearly one quarter of all prizes at Cannes. Relative to the Groupe’s size, this classification clearly places Publicis Groupe in the lead.

In addition to seven Cannes Young Creatives prizes, the networks and agencies of Publicis Groupe were nominated in all categories. The Groupe’s agencies won one Grand Prix, 17 Gold Lions, 31 Silver Lions and 37 Bronze. Saatchi & Saatchi topped the list with 33 awards and Saatchi & Saatchi New York was named “Agency of the Year”. Leo Burnett was awarded 26 Lions and Publicis, 17. It should be noted that the agencies’ performances were particularly evident in outdoor, radio, press and titanium and integrated mediums: Publicis Groupe was awarded the Festival’s highest score in these categories.

The efforts over the past several years to make Publicis the best holistic communication group paid off.

The Groupe was also very successful at the Clio Awards 2007, one of the most prestigious international advertising competitions. In total, 418 prizes were awarded in 27 countries, of which 112 were awarded to Omnicom, 97 to Publicis Groupe, 43 to WPP, and 16 to Interpublic, a remarkable performance, considering that Publicis Groupe is half the size of WPP or Omnicom.
Saatchi & Saatchi was awarded an impressive 52 prizes, notably “Agency Network of the Year”. Two “Grand Prix” in Television and Outdoor for Leo Burnett exemplifies the network’s dynamism (29 prizes). But Publicis, Fallon and BBH also contributed to make Publicis Groupe the second highest prizewinner.

Finally, Publicis Groupe performed well at the 2007 Effie Awards for most creative and effective agencies, ranking second in the general classification behind WPP out of 42 nominated agencies. The Groupe’s agencies were awarded a total of 24 prizes, 5 of which were gold, 16 silver and 3 bronze.

Organic growth for the first six months was 1.6%, reflecting the unfavorable impact on revenue linked to certain account losses and budget reductions in 2006 – a situation which should be resolved in the third quarter. This essentially concerns Leo Burnett and Publicis Worldwide. Saatchi & Saatchi and Publicis Groupe Media showed significant growth. The difficulties of certain pharmaceutical had an important impact on Publicis Healthcare Communication Group and Publicis Events. By region, strong growth is evident in most of the emerging markets, with particularly good results in China. Results in Europe, like North America, are practically unchanged.
The second half is already looking strong, with USD3.5 billion in new accounts awarded since the beginning of the year, which should bear fruit in the second half.

This first part of the year also showed important external growth.

On January 29, 2007, Publicis Groupe announced the success of its takeover bid for Digitas Inc. It is important to note the remarkable integration of Digitas within Publicis Groupe only six months after the conclusion of this friendly takeover.

On April 2, 2007, Publicis Groupe announced the acquisition of a majority stake in Chengdu-based Yong Yang, a leader in field force logistics and retail and promotional marketing in China. The transaction illustrates Publicis Groupe’s strategic commitment to expand and deepen its marketing services operations in the fast-growing Chinese market and across Asia. In 2006, the Groupe had announced the acquisition of control of Shanghai-based Betterway Marketing Solutions, one of China’s largest and most innovative full-range marketing services and digital agencies. The acquisition of 51% of Betterway’s share capital was finally concluded on July 11th, 2007.

Yong Yang, an independent agency founded in 1995, has in-depth knowledge of China’s regional urban markets and understands the different consumer profiles. With 29 offices across China, and notably in the heartland of the country, Yong Yang is the only marketing services company with a substantial presence in Chengdu, the rapidly growing capital of the Sichuan province. The agency’s key clients include Budweiser, Wilansheng Liquor,

Marlboro and Sony Ericsson. Upon completion of the transaction, Yong Yang will retain its name.
On April 11, 2007, Publicis Groupe announced the acquisition of “The McGinn Group”, a corporate communications firm based in Arlington (Virginia), specializing in risk and innovation, corporate affairs, litigation communication, advocacy issues and crisis management. This acquisition significantly adds to the position of MS&L within the corporate communication sector.
The McGinn Group has been re-named McGinn MS&L, and will continue to provide strategic advice to Fortune 500 companies, universities, American government agencies and law firms and to provide solutions for its clients concerning complex employment, litigation, environment or intellectual property issues. The vast knowledge of the firm is based notably on its research, allowing it to develop specialized communications programs for companies including General Motors, First Data, Symantec, Pacific Gas & Electric and Choicepoint.

On June 14, 2007, Publicis Groupe announced its intention to acquire Business Interactif, a French company listed on the Eurolist of Euronext Paris. An agreement was reached with the senior managers, who hold 49.32% of the group’s share capital. In early July, the transfer of the senior managers’ shares was agreed for the price of EUR 10.10 per share, with payment consisting of 50% in cash and 50% in new Publicis Groupe shares. A proposal for a mixed public offer aimed at acquiring the remaining Business Interactif shares not yet held by Publicis was filed on July 10, 2007 under the same conditions as those of the share transfer contract with the founding senior managers. This transaction represents a total investment of EUR 137 million, split between a EUR 68 million cash component and 2 million newly-issued Publicis Groupe shares. The project should be finalized during the third quarter of 2007 and will have no impact on the earnings per share of Publicis Groupe during 2007.
Founded in 1996, Business Interactif is the top independent French digital and interactive communications group, and is among the most successful companies in the industry. Business Interactif provides an extensive range of services including recruitment and loyalty programs, sponsored links, e-mail and marketing campaigns, search engine optimization, site design, implementation and maintenance. Clients include L’Oréal, Nestlé, EDF, Bouygues Telecom, PPR, Ventes Privées, Lancôme, Seb and the International Olympic Committee.
This acquisition fits into Publicis Groupe’s strategy as it aims to increase its leadership in digital communications and develop its expertise within the industry. The acquisition of Business Interactif is the first step in a strategic plan that aims to provide advertisers with the benefits of Digitas’ unique know-how through well-targeted international expansion, starting in France.

On June 26, “Blogbang” was launched which as of this date accounts for more than 20 million pages and views and nearly 1000 members.

On June 28 2007, Publicis Groupe and Dassault Systèmes announced the signing of an agreement relating to the launch of 3dswym, a global joint venture in the field of web-based 3D. The joint venture company, based in Paris, will offer a collaborative web-based platform allowing marketers of major brand names and consumers to jointly create and adapt new consumer goods and new retail environments using advanced Web and 3D tools. 3dswym was created by an unprecedented alliance between two global leaders in their respective sectors. It relies on Publicis Groupe’s knowledge of consumers and the technological know-how of Dassault Systèmes in the areas of 3D technology and Product Lifecycle Management Solutions. 3dswym will benefit from the large client portfolios of the two groups, each of which include several of the most important global groups and most prestigious global brands in the areas of industrial products and consumer goods, and distribution networks.
These initiatives show the Groupe’s mastery of transformations in technology and its ability to be present in all fields useful to its clients.

On June 29, 2007, Publicis Groupe launched, as announced on April 20, 2007, a joint venture in the global events field: PublicisLive. PublicisLive will focus exclusively on the most prestigious international conference and corporate events in the world, in particular in Switzerland and in the Middle East. It is designed to meet the increasingly strong demand on the part of governments, institutions and corporations for highly sophisticated and content-rich events. PublicisLive will be autonomous from the Publicis Events Worldwide network. The two entities are part of the Groupe’s Specialized Agencies and Marketing Services (SAMS).

On July 3, 2007, Publicis Groupe announced an agreement to acquire Muraglia, Calzolari & Associati (M,C&A), the largest independent special media agency in Italy. Upon closing, M,C&A will be re-branded M,C&A MediaVest and will operate as a separate agency under Starcom MediaVest Group Italia. As a result, Starcom MediaVest Group Italia will become the fourth largest media agency, and Publicis Groupe will consolidate its position as the third media group in Italy.

On July 5, the acquisition of Pharmagistics (USA), announced on March 7, was completed.

These growth transactions and these different agreements are clearly consistent with the Groupe's strategy to favor a rapid development in the digital field, in SAMS, in the expansion of media buying activities and in development in high-growth economies.

Income statement

Simplified consolidated income
statement

(EUR million)	1st half 2007	1st half 2006 (1)	Change 07/06

Revenue	2,248	2,122	+ 6%
Operating Margin	337	323	+ 4%
Amortization of intangibles arising on acquisition	(15)	(12)
Non-current income (expense)	9	1
Operating Income	331	312
Net interest charge	(38)	(29)
Income tax	(88)	(88)
Associates	6	17
Minority Interests	(13)	(15)

Net Income attributable to the Group	198	197	+ 1%

(1)After recognition of actuarial gains and losses on pension obligations directly in equity

Revenue

Consolidated revenue of Publicis Groupe as of June 30, 2007 were EUR 2,248 million, an increase of 6% from EUR 2,122 million for the same period in 2006. This increase is due to the favorable progress of Saatchi&Saatchi, of Publicis Groupe Media, the consolidation of Digitas and Modem Media as of the end of January, and despite unfavorable variation of foreign exchange rates during the semester (EUR 83 million). The average dollar exchange rate against the euro decreased by 7.6% over this period.

Organic growth over the first six months was 1.6%, after 3% growth in the first quarter. As indicated, this weak growth was due both to an unfavorable basis of comparison resulting from account losses that occurred at the end of 2005 and in 2006, but which continued to contribute to revenues in the first quarter of 2006, and the fact that contracts won during these last months have not yet generated revenue in 2007.
These result from the current economic climate and are not attributable to any internal problem in the Groupe. Leo Burnett recently won a major contract with General Motors Corporation, marking the beginning of significant improvements at the network. The difficulties experienced by Publicis Healthcare Communication Group are limited to a single division, that of medicine launching, whereas the other activities within the health sector have performed satisfactorily.

Operating Margin

Groupe operating margin before depreciation and amortization was EUR 392 million, an increase of 4% from the EUR 376 million realized in the first semester of 2006.

We note that personnel expenses, which increased by 8%, grew more rapidly than revenue, amounting to EUR 1,402 million over the first six months of the year versus EUR 1,304 million for the same period in 2006. This increase is mainly due to the recruitment of personnel to service new accounts and respond to growing activity in the digital sector. Other operating expenses increased by 3%, the relative weight of general and commercial expenses having considerably decreased (20.2% of revenues in 2007 compared to 20.8% for the same period in 2006).

Depreciation and amortization for the half was EUR 55 million, compared to EUR 53 million in 2006.

Operating margin increased by 4% to EUR 337 million, compared to EUR 323 million for the first six months of 2006.

The operating margin rate (defined as operating margin divided by total revenues) for the first half was 15%, compared to 15.2% for the first half of 2006. This moderate decrease was due to the dilution resulting from the consolidation of Digitas. Excluding Digitas, this rate was 15.3% compared to 15.2% for the first half-year of 2006.

After amortization of intangible arising on acquisitions due to Digitas acquisition (EUR 15 million in the first half of 2007, compared to EUR 12 million in the previous year), and non-current income of EUR 9 million (resulting from the sale of capital assets and investments), compared to EUR 1 million in 2006, operating income amounted to EUR 331 million in the first half of 2007, compared to EUR 312 million in the previous year.

Other income statement items

The Groupe’s net financial expense, consisting of the net cost of financial debt and other financial changes, was EUR (38) million in the first half of 2007, compared to EUR (29) million in 2006. This increase is principally due to the financing costs for the Digitas acquisition (USD1.3 billion, paid at the end of January 2007).

The income tax charge for the period is EUR 88 million in 2007, taking into account a provisional effective tax rate of 30%, consistent with the Group's objectives for 2007. The income tax charge is at a level equivalent to that of the previous year, but for an effective tax rate of 31.1% in 2006. The Groupe is actively pursuing its plan to reorganize and optimize its tax position.
The Groupe’s share of income from companies accounted for by the equity method is EUR 6 million, a decrease from the previous year – EUR 17 million – but this figure includes the share in the income of iSe (sports marketing) amounting to EUR 13 million (against EUR 1 million for the first half of 2007).
Minority interests totaled EUR 13 million for the first half of 2007 (compared to EUR 15 million in the previous year).
In total, Groupe net income was EUR198 million, compared to EUR197 million for the first half of 2006.

Revenue by region

Growth in Groupe revenue throughout the first half of 2007 (6%) reflects very distinct geographic realities, and the organic growth of 1.6% over this period may be broken down as follows:

(EUR million)		First half		1st half Growth

	2007		2006	Global	Organic

Europe	846		820	3.2%	0.2%
North America	1,008		922	9.3%	1.2%
Pacific Asia	235		224	4.9%	5.1%
Latin America	104		104	-	5.4%
Rest of the world	55		52	5.8%	10.4%

Total	2,248		2,122	6%	1.6%

Increased spending on advertising in 2006 was particularly beneficial in Africa and the Middle East, Pacific Asia, North America and, to a lesser degree, Latin America, while

Europe remains negative. Health-related activities showed strong growth in Asia Pacific, but remained weak in other regions. Media-related activities also showed strong growth across all regions, with the exception of Africa and the Middle East.

-          Europe

Overall organic growth in Europe was negligible, despite strongly contrasting results. Although Western Europe did not continue to grow over the first half except for media, Central and Eastern Europe’s performance improved. Despite a slow second quarter, Southern Europe ended the half-year with positive growth.

France, the United Kingdom and the Netherlands finished the half-year with the same limited growth as in the first quarter. Switzerland continued to show notable progress.

-          North America

North America’s overall growth is in line with that of the first quarter; in other words, markedly weak. Underachievement in events and in Selling Solutions for health-related activities overshadowed the outstanding performance in the first half for Groupe networks, in particular Saatchi & Saatchi, specialized communications and media over this period. Leo Burnett will benefit from increased spending in the second half.

-          Asia Pacific

Following somewhat disappointing global growth in the first quarter, a majority of countries in the region, with the exception of Korea and Australia, achieved growth rates consistent with the accelerated development associated with emerging markets. Japan benefited from strong performance by agency networks, in particular by Saatchi & Saatchi, as well as from health-related activities. Strong growth was evident in China, as a result of the right strategic choices made there.

-          Rest of the World

The first half ended with weak growth in Latin America, due in large part to a specific problem in Brazil and despite the excellent performance of Leo Burnett. Africa and the Middle East ended the half-year with strong growth.

For the second quarter alone, the revenue and growth rates are as follows:

(EUR million)	Second quarter		2nd quarter Growth

	2007	2006	Global	Organic

Europe	457	446	2.5%	- 1.1%
North America	516	477	8.2%	- 0.6%
Pacific Asia	127	116	9.5%	8.9%
Latin America	57	57	-	1.9%
Rest of the world	32	32	-	5.9%

Total	1,189	1,128	5.4%	0.5%

Balance Sheet and Cash
Simplified Balance Sheet

(EUR million)	June 30, 2007	June 30, 2006 (1)	December 31, 2006

Other Goodwill and intangible	1,993	1,747	1,778
Bcom3Goodwill	1,711	1,817	1,755
Digitas Goodwill	691	-	-
Other fixed assets	690	706	673
Current and deferred taxes	(132)	(132)	(116)
Working capital	(1,180)	(1,027)	(1,137)

Total assets	3,773	3,111	2,953

Shareholders’ equity	2,213	1,910	2,080
Minority interests	29	21	27

	2,242	1,931	2,107

Long term/short term provisions	566	648	625
Net debt	965	532	221

Total liabilities and	3,773	3,111	2,953
shareholders’ equity

Net debt to equity ratio	0.43	0.28	0.10

(1)After recognition of actuarial gains and losses on pension obligations directly in equity

Consolidated shareholder’s equity rose from EUR2,080 million on December 31, 2006 to EUR2,213 million on June 30, 2007. The increase in shareholder equity is due to two main factors: (i) the net income for the period (EUR198 million) and (ii) the recognition of the cost of the Digitas stock options for the period before the acquisition (EUR 64 million) in equity (against Goodwill). Minority interests were EUR 29 million, compared to EUR 27 million at December 31, 2006.

Net financial debt rose from EUR 221 million at December 31, 2006 to EUR 965 million at June 30, 2007: this increase in net debt is largely due to the use of available cash to finance the Digitas acquisition (USD1.3 billion) and, to a lesser degree, to the decrease in cash resources related to the working capital requirement, as is always the case in the first half-year. Nevertheless, the variation in working capital requirements during the first half of 2007 improved in relation to the comparable period of the previous year due in particular to the efforts of management to shorten collection delays.
Net financial debt at June 30, 2007 and December 31, 2006 is presented in the following table:

(EUR million)	At June 30, 2007	At December 31, 2006

Financial debt (long- and short-term)	2,107	2,114
Fair value of derivatives covering exposure on net	24	25
investments (1)
Fair value of derivatives covering exposure on	0	2
intragroup loans/ borrowings (1)
Cash and cash equivalents	(1,166)	(1,920)
Net financial indebtedness	965	221

(1)	Reported in the balance sheet on the lines "Other receivables and current assets” and “Other debts and current assets”.

The ratio of net debt to shareholders' equity rose from 0.10 at December 31, 2006 to 0.43 at June 30, 2007. Average net debt for the first half of 2007 rose to EUR 1,166 million from EUR 677 million for the first half of 2006. Had the effects of the Digitas acquisition been excluded, average net debt for the first semester of 2007 would have been EUR 453 million, which represents an improvement of EUR 224 million over last year.

Net cash flow from operating activities was EUR 132 million in the first half of 2007, compared to EUR 4 million in 2006. Working capital requirements were increased as is normal for this period by EUR 183 million, compared to an increase of EUR 252 million in 2006. Income taxes amounting to EUR 84 million were paid in the first half, compared to EUR 119 million for the previous year, principally as a result of the decrease in taxes paid and the favorable euro/dollar exchange rate. Interest paid amounted to EUR 39 millions in the first half 2007, slightly less than in 2006, and the same decrease occurred for interest received (EUR 28 million in 2007 compared to EUR 30 million 2006).

Net cash flow from investments includes purchases and sales of tangible and intangible assets, net acquisitions of financial assets and acquisitions and sales of subsidiaries. The net amount of cash used for investment activities was EUR 842 million in the first half of 2007, compared to EUR 71 million in 2006. Net investments in tangible assets were only EUR 26 million, compared to EUR 35 million 2006. Acquisitions of subsidiaries, net of sales, represented an investment of EUR 822 million, the majority of which (EUR 779 million) corresponds to the net cash paid for the Digitas acquisition. Several other acquisitions, as well as earn-out and buy-out payments, were also carried out for a total of EUR 63 million.

Net cash flow from financing activities includes dividends paid to minority shareholders of subsidiaries, changes in debt position, loan variations, share repurchase transactions and warrants issued by the company. Financing transactions required EUR 54 million in cash in the first half of 2007, compared to EUR 268 million for the same period in 2006. This is largely due to the repurchase of warrants for EUR 200 million, and by loan reimbursements (essentially OCEANE 2018 following a partial exercise of the put option by certain holders in January 2006) for EUR 50 million. In the first half of 2007, Publicis used EUR 60 million to buy treasury shares in the framework of its share buyback program (excluding the liquidity contract). Acquisitions, net of sales carried out following the exercise of the option including sales and purchases under the liquidity contract, were

EUR 29 million for the first half of 2007. Company-held shares represented 7.44% of share capital at June 30, 2007 (14,805,674 shares).

In total, our cash position net of bank credits decreased by EUR 765 million, which corresponds approximately to the net amount paid out for the Digitas acquisition, compared with a decrease of EUR 368 million in the previous year.

Free cash flow

The Group’s free cash flow (excluding changes in working capital requirement) increased by 36%, rising from EUR 217 million (in the first half of 2006) to EUR 295 million (in the first half of 2007). Free cash flow is an indicator used to measure our liquidity from operating activities after accounting for investments in fixed assets, but before acquisitions or sales of subsidiaries, and before financing activities (including financing the working capital requirement). The following table shows the Group’s free cash flow (excluding changes in working capital requirement) for the first half-years of 2007 and 2006:

		At June 30

(EUR million)	2007		2006(1)

Operating cash flow	132		4
Investments in fixed assets (net)	(20)		(39)
Free cash flow	112		(35)

Changes in working capital	183		252
requirement
Free cash flow before changes in	295		217
working capital requirement

(1) Free cash flow (excluding changes in working capital requirement) published for the first half of 2006 amounted to EUR 208 million. Due to the reclassification of the restructuring costs paid in the change in working capital requirement, it increased to EUR 217 million.

OUTLOOK

“The results of the first half of 2007 do not reflect either Publicis Groupe’s potential or capabilities. New Business, an essential indicator of the vitality of any company, is very healthy, generating over USD 3.5 billion in the first six months of the year. Publicis Groupe is ranked first in the industry for the entire half-year. Given current trends, growth for the second half-year should be much stronger than the first half, and growth for the entire year, as things stand now, is likely to be between 4% and 5%.

Several factors are encouraging:

- New Business, of course, but above all, the energy of our teams and the ability of Publicis Groupe to meet the needs of advertisers and to understand how consumer behaviour is evolving.
- The fact that well before our competitors, we identified the major acceleration and change in scale of the digital sector. This led us to acquire Digitas very early on.

- Publicis Groupe’s constant innovation in the digital sector, which have been ongoing for years, allow us to master the use of technology, and to develop new, attractive and innovative offers, such as Blogbang and Honeyshed. At the same time, the convergence of analog and digital fields in all of our branches is underway.
- A strong balance sheet and healthy cash flow, both of which allow us to pursue new developments in our industry.

These are the reasons why Publicis Groupe is well-prepared to face the challenges of a market in full transformation – and to be the leader in it.

2007 will be marked by the pursuit of the “Horizon” cost-reduction program and, more significantly, by the integration of Digitas (the exceptional costs of which will be reported in the 2007 income statement in accordance with IFRS standards). The effect of the expected synergies from the Digitas integration (estimated at EUR 12 million) and the various acquisitions carried out over the period will be noticeable in 2008.

All of these factors, alongside a stable economic environment, allow the Groupe to confirm its target of a 16.7% rate of operating margin in 2008.

* * *

Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, and a global leader in digital and online advertising, media consulting, and healthcare communications. With some 42,000 professionals in 104 countries, the Groupe’s activities cover advertising, through three global advertising networks:
Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media agencies with two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services, including digital and interactive communications through Digitas; relationship and direct marketing, public and media relations, corporate and financial communications, multicultural communications, and event communications. The Groupe is also the world leader in healthcare communications.
Web site: www.publicisgroupe.com

Contacts
Publicis Groupe
Eve Magnant, Corporate Communications	+ 33 (0)1 44 43 70 25
Martine Hue, Investor Relations	+ 33 (0)1 44 43 65 00

First Half 2007 New Business

Main wins

Leo Burnett :
GMC (US), Learning and Skills Council (UK), Orange (Roumanie), Seek (Australia), Coke/Red Lounge (China), Wrigley (China), Coca-Cola (UK), Philip Morris International (Australia), Coca-cola Japan company (Japan), Hewlett Packard (Singapore)

Publicis:
Procter & Gamble/ Oral B (global), Airbus (UK), Renault (ext.7 pays), Newell Rubbermaid (US), FastWeb (Italy), ANIA (Italy), Girard-Perregaux (Germany), Coca-cola (Australia), JC Decaux (Belgium), Ubisoft (Canada), Honda (China)

Saatchi & Saatchi:
Wendy’s (US), MSIG Insurance (Singapore/Asia), Electrolux (Brazil), Ciba Vision (US), Barclays Capital (UK), Gruppo Solido (Italy), Sony Ericsson (Australia), Deutsche Telecom/t-Mobile (Holland), Toyota (Egypt)

Starcom MediaVest Group :
Wal-Mart (US), Wendy’s (US), Cranium (US), Future Group (India), Rhene Pharmaceutical (China), NG (US), Travelers (US), Johnson Controls (US), Toshiba (Germany), Microsoft (Philippines)

ZenithOptimedia (conseil et achat média) :
HP - digital - search engine marketing (global), Sabanci (Turkey), Mio Technology (Europe), H&M (France), NRJ Group / NRJ Mobile (France), Nespresso (France), 20th Century Fox (US), MGM Grand Macau (China / Asia), KIA (China), Wyeth Healthcare (China)

PHCG:
Amylin-Lilly / Symlyn / Byetta (US), Boeringer Ingelheim (US), Galderma, Danone (Spain), Merck (Australia)

PRCC :
France Express (France), Thalys (France), Orange (France), Suez (France), Gecina-Resico (France), Zürich (UK), Atol (France) Loblaw Companies (Canada), General Mills (US & UK), Royal and Sun Alliance (UK)

Digitas :
Sanofi-Aventis / Sculptura, NovoNordisk, Viacord / Viacell

Kaplan Thaler Group (US) : TiVo (US)

Fallon :
Asda (UK), Eurostar (UK), Cadbury (UK), Fox Motion Pictures (Japan)

Main Losses

Leo Burnett :
Saudi Telecom Company (Saudi Arabia), Joe (Romania), Kooperativa (Czech Republic), TCL (Kuala Lumpur)

Publicis:
Post Office (UK), Sprint (US), Mercury Energy (Australia), United Breweries (India), Nissan (China)

Saatchi & Saatchi:
International Olympic Committee, Toyota (Hungary), Dr Martens (US)

Starcom MediaVest Group :
Macy’s/Federated Department Stores (US), Masterfoods (Italy), Sony Australia (Australia), Debitel (Germany)

ZenithOptimedia (conseil et achat média) :
Leapfrog (US), Kerr McGee (US), Arcelor Mittal (France), Chambre de Commerce et d’industrie de Paris (France), Novartis (France), Varma (Spain)

PRCC:
PCW (France), Danone (UK), UCB (US), Boston Consulting Group (France)

Publicis Healthcare Communications Group: Altana/sa (Alvesco), GSK (Corea)

Definitions

Organic growth in revenues: growth in revenues at constant structure and exchange rates, calculated as follows for first-half 2007:

(millions d’euros)	T1	T2	S1

2006 Revenue	994	1 128	2 122
Currency Impact	(46)	(37)	(83)

2006 Revenue at 2007 rates (a)	948	1 091	2 039
2007 Revenue before impact of acquisitions (1) (b)	976	1 096	2 072
Revenue from acquisitions	83	93	176

2007 Revenue	1 059	1 189	2 248

Organic growth (b) / (a)	3,0%	0,5%	1,6%

(1) Nettes de cessions

Operating margin rate: operating margin as a percentage of revenues.
Average net debt: 6-month average of average net debt of each month.

Free cash flow: cash flow from operations after net capital expenditure excluding acquisitions.

Net New Business: this figure does not result from financial reporting, but is based on an estimate of annualized advertising media spending on new business, net of losses, from new and existing clients.

Liquidity picture at 30 June 2007

(millions d’euros)	Total amount	Drawn	Availaible

364-day revolving credit facilities	201	-	201
5-year syndicated credit facility	1,035	-	1,035

Total commited facilities	1,236	-	1,236
Uncommited facilities	308	-	308

Total credit facilities	1,544	-	1,544
Cash and marketable securities			1,166

Total liquidity avalaible			2,710

PUBLICIS GROUPE SA
Consolidated income statement

Millions of euros	June 30, 2007	June 30, 2006 (1)	2006

Revenue	2,248	2,122	4,386
Personnel expenses	(1,402)	(1,304)	(2,630)
Other operating expenses	(454)	(442)	(936)
Operating margin before depreciation and amortization	392	376	820
Depreciation and amortization expense (excluding intangibles	(55)	(53)	(107)
arising on acquisition)
Operating margin	337	323	713
Amortization of intangibles arising on acquisition	(15)	(12)	(22)
Impairment	-	-	(31)
Non-current income (expense)	9	1	29
Operating income	331	312	689
Cost of net financial debt	(35)	(23)	(36)
Other financial income (expense)	(3)	(6)	(14)
Income of consolidated companies before taxes	293	283	639
Income taxes	(88)	(88)	(192)
Net income of consolidated companies	205	195	447
Equity in net income of non-consolidated companies	6	17	22
Net income	211	212	469
Net income attributable to minority interests	13	15	26
Net income attributable to equity holders of the parent	198	197	443

Per share data (1) (in euros)
Number of shares	208,854,265	210,447,414	209,611,690
Net earnings per share	0.95	0.94	2.11
Number of shares – diluted	241,572,582	241,491,601	240,064,428
Net earnings per share - diluted	0.89	0.88	1.97

(1) After recognition of actuarial gains and losses on pension obligations directly in equity

PUBLICIS GROUPE SA
Consolidated balance sheet

Millions of euros	June 30, 2007	December 31, 2006 (1)

Assets
Goodwill, net,	3,515	2,840
Intangible assets, net	879	693
Property and equipment, net	522	511
Deferred tax assets	263	186
Investments accounted for by the equity method	51	44
Other financial assets	117	118
Non-current assets	5,347	4,392

Inventory and costs billable to clients	548	430
Accounts receivable	4,579	4,550
Other receivables and other current assets	475	413
Cash and cash equivalents	1,166	1,920
Current assets	6,768	7,313

Total assets	12,115	11,705

Liabilities and shareholders’ equity
Capital stock	80	79
Additional paid-in capital and retained earnings	2,133	2,001
Shareholders’ equity	2,213	2,080
Minority interests	29	27
Total equity	2,242	2,107

Long-term financial debt (more than 1 year)	1,914	1,911
Deferred tax liabilities	283	216
Long-term provisions	446	509
Non-current liabilities	2,643	2,636

Accounts payable	5,285	5,270
Short-term financial debt (less than 1 year)	193	203
Income taxes payable	193	149
Short-term provisions	120	116
Other creditors and other current liabilities	1,439	1,224
Current liabilities	7,230	6,962

Total liabilities and shareholders’ equity	12,115	11,705

(1) After harmonization of classification of unbilled cost of media space

PUBLICIS GROUPE SA
Consolidated cash flow statement

Millions of euros	June 30, 2007	June 30, 2006	2006 (1)
		(1)

I- Cash flows from operating activities
Net income	211	212	469
Income taxes	88	88	192
Cost of net financial debt	35	23	36
Capital (gains) losses on disposal (before tax)	(9)	(1)	(27)
Depreciation, amortization and impairment on property and equipment	70	65	160
and intangible assets
Non-cash expenses on stock-options and similar items	14	7	16
Other non-cash income and expenses	4	5	11
Equity in net income of unconsolidated companies	(6)	(17)	(22)
Dividends received from equity accounted investments	3	4	19
Taxes paid	(84)	(119)	(229)
Interest paid	(39)	(41)	(85)
Interest received	28	30	74
Change in working capital requirements (2)	(183)	(252)	(21)
Net cash provided by operating activities	132	4	593
II- Cash flows from investing activities
Purchases of property and equipment and intangible assets	(35)	(36)	(81)
Proceeds from sale of property and equipment and intangible assets	9	1	32
Proceeds from sale of investments and other financial assets, net	6	(4)	(3)
Acquisitions of subsidiaries	(842)	(39)	(58)
Disposals of subsidiaries	20	7	11
Net cash flows provided by (used in) investing activities	(842)	(71)	(99)
III- Cash flows from financing activities
Increase in capital stock of Publicis Groupe SA	2	-	-
Dividends paid to parent company shareholders	-	-	(66)
Dividends paid to minority shareholders of subsidiaries	(12)	(12)	(23)
Cash received on new borrowings	-	5	19
Reimbursement of borrowings	(15)	(50)	(52)
Net (purchases)/sales of treasury stock and equity warrants	(29)	(211)	(264)
Cash received on hedging transactions	-	-	36
Net cash flows provided by (used in) financing activities	(54)	(268)	(350)
IV- Impact of exchange rate fluctuations	(1)	(33)	(139)
Net change in consolidated cash flows (I + II + III + IV)	(765)	(368)	5

Cash and cash equivalents at January 1	1,920	1,980	1,980
Bank overdrafts at January 1	(30)	(95)	(95)
Net cash and cash equivalents at beginning of period	1,890	1,885	1,885

Cash and cash equivalents at end of period	1,166	1,612	1,920
Bank overdrafts at end of period	(41)	(95)	(30)
Net cash and cash equivalents at end of period	1,125	1,517	1,890
Net change in cash and cash equivalents	(765)	(368)	5

(2) Breakdown of change in working capital requirements

Change in inventory and costs billable to clients	(96)	(24)	(46)
Change in accounts receivable and other receivables	(60)	(387)	(526)
Change in accounts payable, other creditors and provisions	(27)	159	551
Change in working capital requirements	(183)	(252)	(21)

(1)	After recognition of actuarial gains and losses on pension obligations directly in equity and reclassification of restructuring expenditure into change in working capital requirements.

PUBLICIS GROUPE SA
Statement of changes in shareholders’ equity

					Gains and
			Additional	Reserves	losses	Share-	Minority	Total
Number of		Capital	paid-in	and	recognized holders’		interests	equity
shares in	Millions of euros	stock	capital	retained	through	equity
circulation				earnings	equity

184,069,246	December 31, 2005	79	2,584	(725)	118	2,056	20	2,076

	Gains and (losses) recognized through equity (1)				(70)	(70)	(1)	(71)
	Net income for the period (1)			197		197	15	212

	Total recognized income and (expenses) for the			197	(70)	127	14	141
	period

2,500	Increase in capital stock of Publicis Groupe SA
	Dividends			(66)		(66)	(12)	(78)
	Share-based compensation			7		7		7
	Buyback of equity warrants (BSA)			(201)		(201)		(201)
	Additional interest on Oranes			(1)		(1)		(1)
	Effect of changes in scope of consolidation and of						(1)	(1)
	commitments to purchase minority interests
(358,550)	Purchases/sales of treasury stock			(12)		(12)		(12)

183,713,196	June 30, 2006 (1)	79	2,584	(801)	48	1,910	21	1,931

					Gains and
			Additional	Reserves	losses	Share-	Minority	Total
Number of		Capital	paid-in	and	recognized holders’		interests	equity
shares in	Millions of euros	stock	capital	retained	through	equity
circulation				earnings	equity

183,603,878	December 31, 2006	79	2,631	(645)	15	2,080	27	2,107

	Gains and (losses) recognized through equity				(23)	(23)	-	(23)
	Net income for the period			198		198	13	211

	Total recognized income and (expenses) for the			198	(23)	175	13	188
	period

212,970	Increase in capital stock of Publicis Groupe SA	1	1			2		2
	Dividends			(92)		(92)	(12)	(104)
	Share-based compensation			14		14		14
	Fair value of the stock-options included in the			64		64		64
	acquisition cost of Digitas
	Additional interest on Oranes			(1)		(1)		(1)
	Effect of changes in scope of consolidation and of						1	1
	commitments to purchase minority interests
299,677	Purchases/sales of treasury stock			(29)		(29)		(29)

184,116,525	June 30, 2007	80	2,632	(491)	(8)	2,213	29	2,242

(1) After recognition of actuarial gains and losses on pension obligations directly in equity

PUBLICIS GROUPE SA

Breakdown of gains and losses recognized directly through equity in the period

Millions of euros	June 30, 2007	June 30, 2006 (1)

Revaluation of available-for-sale investments	(3)	(6)
Hedge on net investments	-	(2)
Actuarial gains and losses on defined benefit plans	12	20
Cumulative translation adjustment	(32)	(82)

Total gains and (losses) recognized directly through equity in	(23)	(70)
the period

(1) After recognition of actuarial gains and losses on pension obligations directly in equity

.

PUBLICIS GROUPE SA

Earnings per share and diluted earnings per share

		June 30, 2007	June 30, 2006 (1)

Net income used for the calculation of earnings per
share (millions of euros)
Net income attributable to equity holders of the parent	a	198	197
Impact of dilutive instruments:
- Savings in financial expenses related to the conversion of debt		16	16
instruments, net of tax

Net income attributable to equity holders of the parent - diluted	b	214	213

Number of shares used for the calculation of earnings
per share
Average number of shares in circulation (after deduction of treasury stock)		183,860,201	183,891,221
Shares to be issued to redeem the Oranes		24,994,064	26,556,193

Average number of shares used for the calculation	c	208,854,265	210,447,414
Impact of dilutive instruments (2):
- Effect of exercise of dilutive stock-options		3,478,916	2,043,274
- Effect of exercise of equity warrants		582,654	344,166
- Shares resulting from the conversion of the convertible bonds		28,656,747	28,656,747

Number of shares - diluted	d	241,572,582	241,491,601

(in euros)
Earnings per share	a/c	0.95	0.94
Earnings per share – diluted	b/d	0.89	0.88

(1)	After recognition of actuarial gains and losses on pension obligations directly in equity

(2)	Only the equity warrants, stock-options and convertible bonds with a dilutive effect are taken into consideration. At June 30, all these instruments have a dilutive effect except for stock-options whose exercise price is higher than the average share price for the period

PUBLICIS GROUPE SA

Headline earnings per share (basic and diluted)

June 30, 2007	June 30, 2006 (1)

Net income used for the calculation of Headline
earnings per share (2) (in millions of euros)
Net income attributable to equity holders of the parent	198	197
Items excluded:
-	Amortization of intangibles arising on acquisition, net of tax	9	7
-	Impairment, net of tax	-	-

Adjusted net income attributable to equity holders of the parent	e	207	204
Impact of dilutive instruments:
-	Savings in financial expenses related to the conversion of debt	16	16
instruments, net of tax

Adjusted net income attributable to equity holders of the parent – diluted	f	223	220

Number of shares used for the calculation of earnings
per share
Average number of shares in circulation (after deduction of treasury stock)	183,860,201	183,891,221
Shares to be issued to redeem the Oranes	24,994,064	26,556,193

Average number of shares used for the calculation	c	208,854,265	210,447,414
Impact of dilutive instruments:
- Effect of exercise of dilutive stock-options	3,478,916	2,043,274
- Effect of exercise of equity warrants	582,654	344,166
- Shares resulting from the conversion of the convertible bonds	28,656,747	28,656,747

Number of shares - diluted	d	241,572,582	241,491,601

(in euros)
Headline earnings per share (2)	e/c	0.99	0.97
Headline earnings per share (2) - diluted	f/d	0.92	0.91

(1)	After recognition of actuarial gains and losses on pension obligations directly in equity

(2)	Earnings per share before amortization of intangibles arising on acquisition and impairment.

No material operations affecting ordinary shares or potential ordinary shares took place during the first six months.

PUBLICIS GROUPE SA

Statutory auditor's report on interim financial information 2007

In our capacity as statutory auditors and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

-    A limited review of the attached interim condensed consolidated financial statements of Publicis Groupe S.A for the six-month period ended June 30, 2007.

-    An examination of the information provided in the Company's interim report.

The interim condensed consolidated financial statements were prepared under the responsibility of the Board of Directors (Directoire). Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

We conducted our limited review in accordance with French auditing standards. A limited review of interim financial statements consists of obtaining information considered necessary, primarily from persons responsible for financial and accounting matters, and applying analytical and other appropriate procedures. A limited review is substantially less in scope than an audit conducted in accordance with French auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our limited review, we have not identified any material errors that would cause us to believe that the interim condensed consolidated financial statements did not comply, in all material respects, with IAS 34 –the IFRS standard relating to interim financial reporting adopted by the European Union.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the interim condensed consolidated financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the interim condensed consolidated financial statements.

Neuilly-Sur-Seine and Courbevoie, July 25, 2007

Statutory Auditors
	Mazars & Guérard				Ernst &Young et Autres

Philippe Castagnac		Isabelle Massa		Jean Bouquot		Valérie Descleve

The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation, views or opinion expressed therein, the original language version of the document in French takes precedence over the translation.